Exhibit 12

GENERAL ELECTRIC CAPITAL SERVICES, INC. AND CONSOLIDATED AFFILIATES

Computation of Ratio of Earnings to Fixed Charges
and
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Six Months Ended June 30, 2004

(Unaudited)
(Dollars in millions)	Ratio of Earnings to Fixed Charges	Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Net earnings	$3,541	$3,541
Provision for income taxes	876	876
Minority interest in net earnings of consolidated affiliates	122	122

Earnings before provision for income taxes and minority interest	4,539	4,539

Fixed charges:
Interest	5,533	5,533
One-third of rentals	148	148

Total fixed charges	5,681	5,681

Less interest capitalized, net of amortization	(15)	(15)

Earnings before provision for income taxes and minority interest, plus fixed charges	$10,205	$10,205

Ratio of earnings to fixed charges	1.80

Preferred stock dividend requirements		$–
Ratio of earnings before provision for income taxes to net earnings		1.25

Preferred stock dividend factor on pre-tax basis		–
Fixed charges		5,681

Total fixed charges and preferred stock dividend requirements		$5,681

Ratio of earnings to combined fixed charges and preferred stock dividends		1.80

For purposes of computing the ratios, we believe that fixed charges including interest on all indebtedness and one-third of rentals is a reasonable approximation of the interest factor of such rentals.